Dear Gilead Sciences, Inc. Shareholders,	April 29, 2015

The UAW Retiree Medical Benefits Trust is sponsoring Proposal No. 8 asking the Board of Directors to assess the risks from Gilead’s specialty drug pricing strategy in light of increasing pressure to contain U.S. pharmaceuticals prices by payors, prescribers, and regulators. The proposal is on the ballot at the Company’s upcoming annual meeting of shareholders on May 6, 2015.

We urge you to VOTE FOR PROPOSAL No. 8.

What is the proposal asking the Board of Directors to do?

Our proposal asks Gilead to disclose their business strategy for managing risks from product pricing given the increasing price sensitivity of prescribers, payors, and patients. Specifically, the proposal asks for disclosures related to the management of product pricing risks with respect to research and development, development costs borne by taxpayers funding government and academic research, competitor products, and patient access.

The proposal does not attempt to dictate what prices Gilead should assign to its products.

Why did we file the proposal?

The business environment for the sale of pharmaceuticals continues to change in response to the rapidly increasing costs of prescription drugs. Payors, prescribers, and regulators are increasingly taking measures to contain these costs that may impact Gilead’s ability to create sustained value for long-term shareholders.

How would implementing the proposal be beneficial to shareholders?

The risk assessment we’re requesting would help investors understand if and how the board fully considered the long-term risks of a rapidly changing business environment. The assessment also would help investors understand if the board's approach to pricing strategy has shifted in light of the increased scrutiny from payors, prescribers, and regulators who may be pressed due to budgetary pressures to manage prescription drug costs.

Although pharmaceutical companies, including Gilead, disclose potential pricing-related risks to investors, these companies are not required to provide the more comprehensive discussion of the management of these risks requested by the proposal.

If passed, would the proposal require Gilead to reveal confidential or proprietary information?

No. First, the proposal is non-binding so the board would have discretion on whether to implement the proposal.

Second, the proposal explicitly states that Gilead should omit confidential or proprietary information from the risk assessment.

We therefore urge you to VOTE FOR PROPOSAL No. 8.

For additional information, please call (734) 929-5789.

Sincerely,

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

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